UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16

OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2016

Commission File No.: 001-35681

AMIRA NATURE FOODS LTD

(Exact name of Registrant as specified in its charter)

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

In February 2015, two proposed shareholder class action lawsuits were filed against Amira Nature Foods Ltd (the "Company") in the United States District Court for the Central District of California.  The complaints, which were subsequently consolidated, (the “Class Action”) named as defendants the Company and certain of its current and former officers and directors.  The Class Action purported to state claims for violation of Section 11 and Section 15 of the Securities Act and Section 10(b) and Section 20(a) of the Exchange Act.

The Company contested the allegations in the Class Action and on October 22, 2015, filed a Motion to Dismiss the Class Action, as amended.

On July 18, 2016 the Court granted the Company’s Motion to Dismiss the Class Action in its entirety and provided Plaintiffs with a deadline of August 4, 2016, to re-file an amended complaint which Plaintiffs failed to do.

FORWARD-LOOKING STATEMENTS

This Form 6-K Report contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by words or phrases such as “may,” “will,” “except,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “future” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. There is no assurance that our current expectations and projections are accurate. These forward-looking statements include, but are not limited to:

•	our goals and strategies;
•	our operations and expansion plans;
•	our future business development, results of operations, financial condition and financial statements;
•	our ability to protect our intellectual property rights;
•	projected revenue, profits, earnings and other estimated financial information;
•	our ability to maintain strong relationships with our customers and suppliers;
•	the continued application of the proceeds from our initial public offering (“IPO”);
•	governmental policies regarding our industry; and
•	the impact of legal proceedings.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Risk Factors” appearing in the Annual Report. Those risks are not exhaustive. We operate in a rapidly evolving environment. New risk factors emerge from time to time, and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 8, 2016

AMIRA NATURE FOODS LTD

By: /s/ Karan A. Chanana

Name:  Karan A. Chanana

Title: Chief Executive Officer